As filed with the Securities and Exchange Commission on October 8, 2012

Registration Statement No. 333-183141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to the
FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

INNOVUS PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Nevada	2834	87-0324697
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

80 W. Sierra Madre Blvd., #392
Sierra Madre, CA 91024
(626) 227-1630

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Vivian Liu.
Chief Executive Officer
Innovus Pharmaceuticals, Inc.
80 W. Sierra Blvd., #392
Sierra Madre, CA 91024
(626) 227-1630

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Wallace T. Boyack, Esq.
2290 East 4500 South, Suite 130
Salt Lake City, UT 84117
Telephone: (801) 278-9925

Approximate date of commencement of proposed sale to the public: As promptly as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☐

If this Form is used to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 1 to Innovus Pharmaceuticals, Inc.'s S-1 Registration Statement is to correct a mathematical error in calculation of Professional Feesand General and Administrative Expenses line items in the Condensed Consolidated Statement of Operationsand Net Loss line item in the Condensed Consolidated Statement of Cash Flows in the column captioned “From October 31, 2008 (inception) through June 30, 2012'' (“From Inception'' column). Numbers affectedby this error were limited to the “From Inception'' columns in the Condensed Consolidated Statement ofOperations and Condensed Consolidated Statement of Cash Flows which appeared in the previously filed Form 10-Qfor the period ended June 30, 2012. No other changes have been made to the Form 10-Q. This Amendment No. 1 speaks as of the S-1 which was declared effective on August 16, 2012, does not reflect events that may have occurred subsequent to that date and does not modify or update in any way disclosures made in the S-1 and Prospectus which became effective on August 16, 2012. All of the Company's other periodic filings with the Securities and Exchange Commission are notimpacted by this mathematical error.

INNOVUS PHARMACEUTICALS, INC.
(Formerly North Horizon, Inc.)
(A Development Stage Company)
Condensed Consolidated Balance Sheets

	June 30, 2012	December 31, 2011
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$105,726	$25,014
Total Current Assets	105,726	25,014
TOTAL ASSETS	$105,726	$25,014
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$525	$1,687
Convertible debentures – related party	162,668	—
Promissory notes	50,000	50,000
Accrued interest payable	8,020	—
Related-party payables	—	87,168
Total Current Liabilities	221,213	138,855
Contigent liability related to common shares, subject to recsission rights, issuable to FasTrack shareholders arising from Merger (14,722,077 shares)	—	28,926
STOCKHOLDERS' EQUITY (DEFICIT)
Common stock; 150,000,000 shares authorized at $0.001 par value, 16,333,670 and 1,325,125 shares issued and outstanding, respectively	16,334	1,325
Additional paid-in capital	2,733,183	2,606,331
Deficit accumulated during the development stage	(2,865,004)	(2,750,423)
Total Stockholders' Equity (Deficit)	(115,487)	(142,767)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$105,726	$25,014

The accompanying notes are an integral part of these consolidated financial statements.

INNOVUS PHARMACEUTICALS, INC.
(Formerly North Horizon, Inc.)
(A Development Stage Company)
Condensed Consolidated Statements of Operations
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,		From October 31, 2008 (inception) through June 30, 2012
	2012	2011	2012	2011
					(Restated)
REVENUES	$—	$—	$—	$—	$—
OPERATING EXPENSES
Research and development	—	—	—	—	78,960
Professional fees	39,435	41,122	82,962	50,133	214,238
Investment banking fees	—	—	—	—	1,954,865
General and administrative	10,414	9,872	23,164	21,067	120,323
Total Operating Expenses	49,849	50,994	106,126	71,200	2,368,386
LOSS FROM OPERATIONS	(49,849)	(50,994)	(106,126)	(71,200)	(2,368,386)
OTHER EXPENSES
Interest expense	(4,472)	(4,730)	(8,455)	(9,050)	(99,740)
Total Other Expenses	(4,472)	(4,730)	(8,455)	(9,050)	(99,740)
NET LOSS	$(54,321)	$(55,724)	$(114,581)	$(80,250)	$(2,468,126)
BASIC LOSS AND DILUTED LOSS PER SHARE	$(0.00)	$(0.00)	$(0.02)	$(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	13,764,648	14,722,077	7,593,514	14,609,764

The accompanying notes are an integral part of these consolidated financial statements.

INNOVUS PHARMACEUTICALS, INC.
(Formerly North Horizon, Inc.)
(A Development Stage Company)
Statements of Stockholders’ Deficit

	Common Stock (Shares)	Common Stock (Amount)	Additional Paid-In Capital	Deficit Accumulated During The Development Stage	Total Stockholders’ Deficit
Balance at October 31, 2008 (Inception)	—	$0	$0	$0	$0
Balance on December 31, 2008	—	—	—	—	—
Issuance of common stock – FasTrack asset purchase	13,372,284	13,372	12,648	—	26,020
Issuance of common stock – Sorrento business combination	—	—	11,000	—	11,000
Deemed distribution for the value of assets acquired from Apricus Bio	—	—	—	(396,878)	(396,878)
Net loss for the year ended December 31, 2009	—	—	—	(27,370)	(27,370)
Balance at December 31, 2009	13,372,284	$13,372	$23,648	$(424,248)	$(387,228)
Issuance of common stock for compensation of board members (Mirza and Nasser)	381,761	382	368	—	750
Deemed contribution for the value of assets sold to Apricus Bio	—	—	204,896	—	204,896
Net loss for the year ended December 31, 2010	—	—	—	(69,923)	(69,923)
Balance at December 31, 2010	13,754,045	$13,754	$228,912	$(494,171)	$(251,505)

INNOVUS PHARMACEUTICALS, INC.
(Formerly North Horizon, Inc.)
(A Development Stage Company)
Statements of Stockholders’ Deficit (continued)

	Common Stock (Shares)	Common Stock (Amount)	Additional Paid-In Capital	Deficit Accumulated During The Development Stage	Total Stockholders’ Deficit
Balance at December 31, 2010	13,754,045	$13,754	$228,912	$(494,171)	$(251,505)
Issuance of common stock for services rendered	134,364	134	6,866	—	7,000
Issuance of common stock for compensation of officer	833,668	834	804	—	1,638
Forgiveness of interest by Apricus Bio	—	—	4,021	—	4,021
Contribution to capital arising from the conversion of the convertible promissory notes held by Apricus Bio at the date of the Merger and pursuant to the terms of the convertible note, which will result in the issuance of 135,888 shares of common stock in March 2012 to Apricus Bio	—	—	538,117	—	538,117
Issuance of shares for net liabilities assumed in the Merger	1,325,125	1,325	(63,050)	—	(61,725)
Issuance of warrants to investment banker for services	—	—	1,904,865	—	1,904,865
Reclassification of shares issuable to FasTrack shareholders pursuant to rescission offer	(14,722,077)	(14,722)	(14,204)	—	(28,926)
Net loss for the year ended December 31, 2011	—	—	—	(2,256,252)	(2,256,252)
Balance at December 31, 2011	1,325,125	$1,325	$2,606,331	$(2,750,423)	$(142,767)

INNOVUS PHARMACEUTICALS, INC.
(Formerly North Horizon, Inc.)
(A Development Stage Company)
Statements of Stockholders’ Deficit (continued)

	Common Stock (Shares)	Common Stock (Amount)	Additional Paid-In Capital	Deficit Accumulated During The Development Stage	Total Stockholders’ Deficit
Balance at December 31, 2011	1,325,125	1,325	2,606,331	(2,750,423)	(142,767)
Common stock issued on conversion of ApricusBio convertible note (see above)	135,888	136	(136)	—	—
Common stock issued for cash	134,000	134	100,366	—	100,500
Common stock issued in connection with settlement of $12,000 note payable	16,580	17	12,418	—	12,435
Expiration of FasTrack rescission offer	14,722,077	14,722	14,204	—	28,926
Net loss for the six-months ended June 30, 2012	—	—	—	(114,581)	(114,581)
	16,333,670	$16,334	$2,733,183	$(2,865,004)	$(115,487)

INNOVUS PHARMACEUTICALS, INC.
(Formerly North Horizon, Inc.)
(A Development Stage Company)
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	For the Six Months Ended June 30,		From October 31, 2008 (inceptions) through June 30, 2012
	2012	2011
			(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(114,581)	$(80,250)	$(2,468,126)
Adjustments to reconcile net loss to net cash used by operating activities:
Common stock issued for services	—	8,638	9,388
Value of warrants granted to investment banker	—	—	1,904,865
Non-cash interest expense (including a discount on conversion of Apricus Bio convertible notes of $48,920)	—	4,120	91,461
Promissory note issued for services rendered	—	—	50,000
Research and development expense recognized upon purchase of SSAO inhibitor assets	—	—	20,000
Expenses paid on behalf of the Company by Apricus Bio	—	—	25,990
Changes in operating assets and liabilities
Change in related-party payable	(12,500)	(18,600)	12,668
Prepaid expenses	—	(37,640)	—
Interest payable	8,455	4,930	8,455
Income taxes payable	—	—	—
Accounts payable	(1,162)	1,883	525
Net Cash Used in Operating Activities	(119,788)	(116,919)	(344,774)
CASH FLOWS FROM INVESTING ACTIVITIES	—	—	—
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of loans from officers	—	20,003	23,603
Repayment of loans from officers	—	(20,003)	(23,603)
Proceeds from stock issued for cash	100,500	—	100,500
Proceeds from convertible debentures	100,000	250,000	350,000
Net Cash Provided by Financing Activities	200,500	250,000	450,500
NET CHANGE IN CASH	80,712	133,081	105,726
CASH AT BEGINNING OF PERIOD	25,014	1,650	—
CASH AT END OF PERIOD	$105,726	$134,731	$105,726
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION CASH PAID FOR:
Interest	$—	$—	$—
Income Taxes	$—	$—	$—

See Note 7 for disclosure of non-cash financing activities

The accompanying notes are an integral part of these financial statements

INNOVUS PHARMACEUTICALS, INC.
(Formerly North Horizon, Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Financial Statements
June 30, 2012 and December 31, 2011

NOTE 1 — CONDENSED FINANCIAL STATEMENTS

In the opinion of management, the accompanying condensed financial statements include all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly the Company's financial position, results of operations and cash flows. The condensed balance sheet as of December 31, 2011 has been derived from audited financial statements as of that date. The interim results of operations are not necessarily indicative of the results that may occur for the full fiscal year. Certain information and footnote disclosure normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) have been condensed or omitted pursuant to instructions, rules and regulations prescribed by the U.S. Securities and Exchange Commission (the “SEC”). The Company believes that the disclosures provided herein are adequate to make the information presented not misleading when these condensed financial statements are read in conjunction with the financial statements and notes included in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC.

NOTE 2 — GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As a result of its losses to date, expected losses in the future, limited capital resources and accumulated deficit, there is substantial doubt as to the Company’s ability to continue as a going concern. The Company has not yet established a source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plan is to obtain such resources for the Company by obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses and seeking equity and/or debt financing to finance the acquisition of product targets and the development of such targets. However management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

In the Company’s annual report filed for the year ended December 31, 2011, the Company’s independent registered public accounting firm has included an explanatory paragraph in their report dated March 30, 2012, expressing substantial doubt about the Company’s ability to continue as a going concern.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INNOVUS PHARMACEUTICALS, INC.
(Formerly North Horizon, Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Financial Statements
June 30, 2012 and December 31, 2011

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Recent Accounting Pronouncements

The Company has evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on the Company’s financial position or statements.

NOTE 4 — RELATED PARTY TRANSACTIONS

The Company has recorded expenses paid on its behalf by shareholders as a related party payable. At December 31, 2011, this payable totaled $87,168. During the six months ended June 30, 2012 the Company repaid $12,500 on this amount, and converted the remaining $74,668 into a convertible debenture (see Note 5).

NOTE 5 — CONVERTIBLE DEBENTURES — RELATED PARTIES

On January 13, 2012, the Board of Directors authorized the issuance of a total of $174,668 in promissory notes (the “January Notes”) to six individuals. One Note for $74,668 was issued to one accredited investor in exchange for the liabilities assumed from North Horizon, Inc. The five remaining January Notes for a total of $100,000 in new cash infusion were issued to five individuals, three of whom are members of the Company’s Board of Directors. The January Notes bear an annual interest rate of 8% and payable in cash at the earlier of January 13, 2013 or when the Company completes a financing of a minimum of $4 million (the “Financing”). The holders of the January Notes have the right to convert their principal and interest accrued into the Company’s securities (“New Financing Securities”) that will be issued to the investors in the future Financing. In the event the Company defaults on repayment, or if the Company fails to complete a Financing within one year of the note date, the annual interest rate would increase to 13% and the holders of the January Notes would have the right to convert at $0.05 per share. Through June 30, 2012, $12,000 of such notes were converted into shares of common stock (see Note 6), leaving a balance of $162,668 at June 30, 2012. Interest expense recognized for the three and six months ended June 30, 2012 was $4,472 and $8,455, respectively.

The embedded conversion feature is contingent upon the occurrence of the future Financing. The value of the contingent conversion feature, if beneficial, will be recognized when the contingencies are resolved.

NOTE 6 — STOCKHOLDERS’ EQUITY

Rescission Offer

On February 29, 2012, the Company made an offer for rescission to former FasTrack shareholders of the record date for the approval of the Reverse Merger. The Reverse Merger had been approved by the written consent of FasTrack shareholders holding a majority of the shares outstanding. Because FasTrack had not solicited any proxies from its shareholders for approval of the Reverse Merger, limited or no information had been provided to the FasTrack shareholders who had not signed the written consent. The Company sent to the former FasTrack shareholders the North Horizon Information Statement dated September 27, 2011 and a report on Form 8-K dated December 12, 2011, which provided information about North Horizon and FasTrack including a description of the business, future plans, risk factors, financial information, description of the transactions, biographical summaries of the new officer and directors, financial statements and pro-forma financial statement for North Horizon and FasTrack as of September 30, 2011. Former shareholders of FasTrack had thirty days to accept or reject the rescission offer of $6 per share ($.002 after effect of conversion ratio) from the date of receipt of the information. The rescission offer was limited to the FasTrack shareholders who were shareholders as of the record date of December 7, 2011. The Rescission Offer was not accepted by any parties, and expired on April 14, 2012. Through the date of rescission offer expiration (April 14, 2012), the Company recognized the amounts potentially refundable under this offer as a liability. On April 14, 2012, the amount of such liability was reclassified to stockholders’ equity since the rescission period expired.

INNOVUS PHARMACEUTICALS, INC.
(Formerly North Horizon, Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Financial Statements
June 30, 2012 and December 31, 2011

NOTE 6 — STOCKHOLDERS’ EQUITY  – (continued)

Contingency related to shares of common stock issued in the reverse merger

As of the date of the merger between FasTrack and North Horizon (the record date), the FasTrack shareholders may not have received adequate information regarding the combination and merger. The FasTrack shareholders reside in thirteen states and commonwealths. The securities statutes of these jurisdictions have exemptions for an exchange or for a transaction that is termed an “isolated transaction.” Despite the fact, that none of FasTrack shareholders chose to rescind the offer, as described above, the shareholders reside in different jurisdictions and the statutes of limitations in these jurisdictions have different terms, the longest being four years . Until such statutes expire, a shareholder may make a claim against the Company. Until such claim is made there will be no impact on the Company. At this time the Company unable to determine if any shareholder will make a claim and if pursued what any outcome may be.

Issuances of Common Stock

On June 26, 2012 the Company issued 134,000 shares of common stock to an unrelated investor at $0.75 per share for cash proceeds of $100,500.

On June 26, 2012 the Company and an unrelated noteholder reached a settlement on outstanding balance of $12,000, plus accrued interest of $435, of the convertible debenture whereas the fair value of the 16,580 shares of common stock issued approximated the carrying value of the outstanding convertible debenture at time of settlement. Accordingly, no gain or loss resulted from the settlement. (See Note 5)

NOTE 7 — NON CASH FINANCING ACTIVITIES

Six-month period ended June 30, 2012:

•	$74,668 payable to a related party was converted into a convertible note, as described in Note 5.
•	The Company issued 135,888 shares of common stock related to the conversion of the Apricus Bio convertible promissory note that was originally issued in December 2011 and deemed contributed to capital in March 2012.
•	A $12,000 note payable with accrued interest of $435 was converted into 16,580 shares of common stock, as described in Note 6.
•	Contingent liability in the amount of $28,926 was reclassified to equity due to expiration of the rescission rights, none of which were exercised

Six-month period ended June 30, 2011:

•	The Company issued of 134,364 shares of common stock to Dr. Bassam Damaj, our largest shareholder, for a settlement of $7,000 of accounts payable balance

NOTE 8 — RESTAEMENT OF FINANCIAL STATEMENTS

The Condensed Consolidated Statement of Operations and Condensed Consolidated Statement of Cash Flows in the column captioned “From October 31, 2008 (inception) through June 30, 2012” (“From Inception” column) have been restated due to a mathematical error. Numbers affected by this error on the Condensed Consolidated Statement of Operations From Inception column were as follows: Professional fees was previously recorded as $436,313and was restated as $214,238, General and administrative was previously reported as $295,126 and was restated as $120,323, both Total Operating Expenses and Loss from Operations were previously reported as $2,765,264 and was restated as $2,368,386, , Net Loss was previously reported as $(2,865,004) and was restated as $(2,468,126). Numbers affected by this error on the Condensed Consolidated Statement of Cash Flows From Inception column were as follows: Net Loss was previously reported as $(2,865,004) and was restated as $(2,468,126), Net Cash Used in Operating Activities was previously recorded

INNOVUS PHARMACEUTICALS, INC.
(Formerly North Horizon, Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Financial Statements
June 30, 2012 and December 31, 2011

NOTE 8 — RESTAEMENT OF FINANCIAL STATEMENTS – (continued)

as $(741,652) and was restated as $(344,774), Net Change in Cash was previously reported as $(291,152) and was restated as $105,726, Cash At End of Period was previously reported as $(291,152) and was restated as $105,726. Numbers affected by this error were limited to the “From Inception” columns in the Condensed Consolidated Statement of Operations and Condensed Consolidated Statement of Cash Flows appeared in the previously filed Form 10-Q for the period ended June 30, 2012. All of the Company’s other periodic filings with the Securities and Exchange Commission are not impacted by this mathematical error.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sierra Madre, State of California on October 8, 2012.

Innovus Pharmaceuticals, Inc.

By s/ Vivian Liu

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

s/ Vivian Liu President and Director Date: October 8, 2012

s/ Henry Esber Director Date: October 8, 2012

s/ Ziad Mirza Director Date: October 8, 2012